# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 17, 2018

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Osmotica Pharmaceuticals plc
### File No. 333-227357 - CF#36385

Osmotica Pharmaceuticals plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 14, 2018, as amended on October 1 and 17, 2018.

Based on representations by Osmotica Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 2.2 | through May, 10 2028 |
| Exhibit 10.1 | through January 1, 2026 |
| Exhibit 10.4 | through January 1, 2026 |
| Exhibit 10.5 | through January 1, 2026 |
| Exhibit 10.6 | through January 1, 2026 |
| Exhibit 10.7 | through May 10, 2023 |
| Exhibit 10.8 | through May 10, 2023 |
| Exhibit 10.9 | through May 10, 2023 |
| Exhibit 10.10 | through May 10, 2023 |
| Exhibit 10.11 | through December 31, 2021 |
| Exhibit 10.12 | through May 10, 2021 |
| Exhibit 10.13 | through May 10, 2023 |
| Exhibit 10.14 | through May 10, 2021 |
| Exhibit 10.16 | through May 10, 2021 |
| Exhibit 10.17 | through May 10, 2028 |
| Exhibit 10.18 | through May 10, 2023 |
| Exhibit 10.19 | through May 10, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary